Tuesday, July 18, 2017
FOR IMMEDIATE RELEASE

Washington Federal Announces 5% Increase In Quarterly Earnings Per Share

SEATTLE, WASHINGTON – Washington Federal, Inc. (Nasdaq: WAFD), parent company of Washington Federal, National Association, today announced quarterly earnings of $44,112,000 or $0.49 per diluted share for the quarter ended June 30, 2017 compared to$43,004,000 or $0.47 per diluted share for the quarter ended June 30, 2016, a $0.02 or 5% increase in fully diluted earnings per share. Return on equity for the quarter ended June 30, 2017 was 8.70% compared to 8.71% for the quarter ended June 30, 2016. Return on assets for the quarter ended June 30, 2017 was 1.17% compared to 1.16% for the same quarter in the prior year.
President & Chief Executive Officer Brent J. Beardall commented, “Our third fiscal quarter results represent a high water mark for both total assets and earnings per share. Asset quality improved, customer deposits grew and loan originations remained strong, exceeding $1 billion for the quarter. We are pleased to note that our efficiency ratio for the quarter improved to 46.6% thanks to revenue growth outpacing expenses. Looking forward, challenges will certainly arise; however, we are optimistic we can continue our legacy of long-term profitable growth.”
Total assets were $15.1 billion as of June 30, 2017 compared to $14.9 billion as of September 30, 2016. The Company continued to shift its asset mix from cash and investment securities to loans receivable. Since September 30, 2016, available-for-sale securities decreased $652 million or 33.9%, held-to-maturity securities increased $234 million or 16.5% and cash and cash equivalents decreased $91 million or 20.2%. During that same period net loans receivable increased by $744 million, or 7.5%, driven primarily by an increase of $253 million in commercial real estate, $181 million in construction, $137 million in commercial & industrial and $137 million in multi-family loans.
Customer deposits increased by $33 million or 0.3% since September 30, 2016 and totaled $10.6 billion as of June 30, 2017. Transaction accounts increased by $198 million or 3.3% during that period, while time deposits decreased $165 million or 3.6%. The mix of customer deposits has continued to shift over the last several years as the Company focuses on growing transaction accounts to lessen sensitivity to rising interest rates and reduce interest expense. As of June 30, 2017, 58.3% of the Company’s deposits were in transaction accounts. Core deposits, defined as all transaction accounts and time deposits less than $250,000, totaled 94.6% of deposits at June 30, 2017.
Borrowings from the Federal Home Loan Bank ("FHLB") totaled $2.3 billion as of June 30, 2017 and $2.1 billion at September 30, 2016. The weighted average rate for FHLB borrowings was 2.88% as of June 30, 2017 and 3.15% at September 30, 2016.
Loan originations totaled $1,031 million for the 3rd fiscal quarter 2017, which was in line with originations in the same quarter one year ago. Partially offsetting loan originations in each of these respective quarters were loan repayments of $793 million and $776 million. Commercial loans represented 67% of all loan originations during the 3rd fiscal quarter 2017 with consumer loans accounting for the remaining 33%. The Company views organic loan growth as the highest and best use of its capital and prefers commercial loans in this low-rate environment because of their shorter duration. The weighted average interest rate on loans was 4.26% as of June 30, 2017 and remained unchanged from September 30, 2016.
Asset quality remains strong and the ratio of non-performing assets to total assets was 0.50% as of June 30, 2017 compared to 0.53% at March 31, 2017 and 0.48% at September 30, 2016. Since September 30, 2016, real estate owned decreased by $10 million, or 34%, and non-accrual loans increased by $14 million, or 33%. Delinquent loans represented 0.50% of total loans at June 30, 2017 compared to 0.65% at March 31, 2017 and 0.68% at September 30, 2016. The allowance for loan losses and reserve for unfunded commitments totaled $129 million as of June 30, 2017 and was 1.08% of gross loans outstanding, as compared to $117 million or 1.07%

of gross loans outstanding at September 30, 2016. The slight increase in the ratio of the total allowance and reserve to gross loans since the Company's fiscal year end reflects the continued shift in the mix of the loan portfolio to include a greater proportion of commercial loans outstanding, which generally require a higher level of reserves.
On May 19, 2017, the Company paid a regular dividend on common stock of $0.15 per share, which represented the 137th consecutive quarterly cash dividend. During the quarter, the Company repurchased 811,034 shares of common stock at a weighted average price of $32.14 per share and has authorization to repurchase approximately 3.2 million additional shares. The Company varies the pace of share repurchases depending on several factors, including share price, lending opportunities and capital levels. Since September 30, 2016, tangible common stockholders’ equity per share increased by $0.72 or 3.8% to $19.44 and the ratio of tangible common equity to tangible assets remained strong at 11.67% as of June 30, 2017.
Net interest income was $109 million for the quarter, an increase of $4.4 million or 4.2% from the same quarter in the prior year. The increase in net interest income was primarily due to average earning assets increasing by $319 million. Net interest margin increased to 3.13% in the 3rd fiscal quarter of 2017 from 3.07% for same quarter in the prior year. The increase in net interest margin is primarily due to the shift in asset mix from cash and investment securities to higher yielding loans receivable.
The Company did not record any provision for loan losses in the 3rd fiscal quarter of 2017 compared to a release of loan loss allowance of $1.65 million in the same quarter of 2016. Net recoveries were $1.3 million for the 3rd fiscal quarter of 2017 compared to $2.9 million for the prior year's quarter.
Total other income was $13.9 million for the 3rd fiscal quarter of 2017, an increase of $3.4 million from $10.5 million in the same quarter of the prior year. The increase was primarily due to a gain recognized on bank owned life insurance this quarter.
Total operating expenses were $57.1 million in the 3rd fiscal quarter of 2017, an increase of $0.8 million or 1.3% from the prior year's quarter. Compensation and benefits costs increased by $1.6 million primarily due to higher incentive compensation accruals in the current quarter.

Information technology costs decreased by $1.1 million from the 3rd fiscal quarter of 2016 primarily because of efficiency gains resulting from the Company's system conversion. The Company’s efficiency ratio was 46.6% in the 3rd fiscal quarter 2017 and is lower than the 49.1% for the same period one year ago due primarily to revenue increasing at a greater rate than expenses.
Net loss on real estate owned was $124,000 for the 3rd fiscal quarter 2017 compared to a net gain of $5.1 million for the same quarter last year. Net gain or loss on real estate owned is expected to vary from quarter to quarter as it includes gains and losses on sales, ongoing maintenance expenses and any additional net valuation adjustments.
For the quarter ended June 30, 2017, the Company recorded federal and state income tax expense of $21.2 million, which equates to a 32.50% effective tax rate. This compares to an effective tax rate of 33.89% for the fiscal year ended September 30, 2016. The decline in the effective tax rate from the prior year is due primarily to increased investments in bank owned life insurance, low income housing tax credits and tax exempt loans.
As announced on April 11, 2017, we have entered into a merger agreement with Anchor Bancorp. This transaction will enhance our presence in southwestern Washington and is expected to be immediately accretive to tangible book value per share as well as accretive to earnings per share once fully integrated. Pending the receipt of requisite regulatory approvals, the approval of Anchor’s shareholders and the satisfaction of other customary closing conditions, the merger is expected to close in the fourth calendar quarter of 2017.
Washington Federal, a national bank with headquarters in Seattle, Washington, has 236 branches in eight western states. To find out more about Washington Federal, please visit our website www.washingtonfederal.com. Washington Federal uses its website to distribute financial and other material information about the Company.
Important Cautionary Statements

The foregoing information should be read in conjunction with the financial statements, notes and other information contained in the Company’s 2016 Annual Report on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K.
This press release contains statements about the Company’s future that are not statements of historical fact. These statements are “forward looking statements” for purposes of applicable securities laws, and are based on current information and/or management's good faith belief as to future events. The words “believe,” “expect,” “anticipate,” “project,” and similar expressions signify forward-looking statements. Forward-looking statements should not be read as a guarantee of future performance. By their nature, forward-looking statements involve inherent risk and uncertainties, which change over time; and actual performance, could differ materially from those anticipated by any forward-looking statements. The Company undertakes no obligation to update or revise any forward-looking statement.
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Contact:

Washington Federal, Inc.
425 Pike Street, Seattle, WA 98101
Brad Goode, SVP, Director of Communications
206-626-8178
brad.goode@wafd.com

WASHINGTON FEDERAL, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION
(UNAUDITED)

	June 30, 2017	September 30, 2016
	(In thousands, except share data)
ASSETS
Cash and cash equivalents	$359,252	$450,368
Available-for-sale securities, at fair value	1,270,414	1,922,894
Held-to-maturity securities, at amortized cost	1,651,528	1,417,599
Loans receivable, net of allowance for loan losses of $122,229 and $113,494	10,654,425	9,910,920
Interest receivable	38,926	37,669
Premises and equipment, net	269,511	281,951
Real estate owned	19,112	29,027
FHLB and FRB stock	124,990	117,205
Bank owned life insurance	211,100	208,123
Intangible assets, including goodwill of $291,503	295,695	296,989
Federal and state income tax assets, net	—	16,047
Other assets	189,045	199,271
	$15,083,998	$14,888,063
LIABILITIES AND STOCKHOLDERS’ EQUITY
Liabilities
Customer accounts
Transaction deposit accounts	$6,203,950	$6,005,592
Time deposit accounts	4,430,328	4,595,260
	10,634,278	10,600,852
FHLB advances	2,275,000	2,080,000
Advance payments by borrowers for taxes and insurance	33,701	42,898
Accrued expenses and other liabilities	119,833	188,582
	13,062,812	12,912,332
Stockholders’ equity
Common stock, $1.00 par value, 300,000,000 shares authorized; 134,946,383 and 134,307,818 shares issued; 88,750,133 and 89,680,847 shares outstanding	134,947	134,308
Paid-in capital	1,659,953	1,648,388
Accumulated other comprehensive (loss) income, net of taxes	2,478	(11,156)
Treasury stock, at cost; 46,196,250 and 44,626,971 shares	(786,156)	(739,686)
Retained earnings	1,009,964	943,877
	2,021,186	1,975,731
	$15,083,998	$14,888,063
CONSOLIDATED FINANCIAL HIGHLIGHTS
Common stockholders' equity per share	$22.77	$22.03
Tangible common stockholders' equity per share	$19.44	$18.72
Stockholders' equity to total assets	13.40%	13.27%
Tangible common stockholders' equity to tangible assets	11.67%	11.51%

Weighted average rates at period end
Loans and mortgage-backed securities	3.93%	3.86%
Combined loans, mortgage-backed securities and investments	3.77	3.58
Customer accounts	0.50	0.50
Borrowings	2.88	3.15
Combined cost of customer accounts and borrowings	0.92	0.93
Net interest spread	2.85	2.65

WASHINGTON FEDERAL, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(UNAUDITED)

	Three Months Ended June 30,		Nine Months Ended June 30,
	2017	2016	2017	2016
	(In thousands, except share data)		(In thousands, except share data)
INTEREST INCOME
Loans receivable	$117,457	$113,728	$348,326	$339,802
Mortgage-backed securities	15,992	15,297	45,007	49,130
Investment securities and cash equivalents	4,267	4,710	13,345	14,990
	137,716	133,735	406,678	403,922
INTEREST EXPENSE
Customer accounts	12,764	13,274	38,173	39,062
FHLB advances and other borrowings	16,337	16,221	49,011	47,426
	29,101	29,495	87,184	86,488
Net interest income	108,615	104,240	319,494	317,434
Provision (release) for loan losses	—	(1,650)	(1,600)	(3,150)
Net interest income after provision (release) for loan losses	108,615	105,890	321,094	320,584

OTHER INCOME
Gain on sale of investment securities	—	—	968	—
Loan fee income	889	1,101	3,310	3,784
Deposit fee income	5,714	5,297	15,803	16,564
Other Income	7,319	4,088	15,873	11,502
	13,922	10,486	35,954	31,850
OTHER EXPENSE
Compensation and benefits	28,947	27,333	84,774	86,217
Occupancy	8,829	8,515	26,370	26,075
FDIC insurance premiums	2,842	2,869	8,591	8,243
Product delivery	3,246	3,822	10,096	13,639
Information technology	6,617	7,669	19,754	23,832
Other	6,581	6,097	19,285	22,034
	57,062	56,305	168,870	180,040
Gain (loss) on real estate owned, net	(124)	5,087	1,069	10,401
Income before income taxes	65,351	65,158	189,247	182,795
Income tax provision	21,239	22,154	61,819	62,970
NET INCOME	$44,112	$43,004	$127,428	$119,825

PER SHARE DATA
Basic earnings per share	$0.49	$0.47	$1.43	$1.30
Diluted earnings per share	0.49	0.47	1.42	1.30
Cash dividends per share	0.15	0.14	0.69	0.41
Basic weighted average shares outstanding	89,199,823	90,928,847	89,297,471	91,901,632
Diluted weighted average shares outstanding	89,497,264	91,468,662	89,653,955	92,393,644

PERFORMANCE RATIOS
Return on average assets	1.17%	1.16%	1.14%	1.09%
Return on average common equity	8.70	8.71	8.46	8.12
Net interest margin	3.13	3.07	3.10	3.14
Efficiency ratio	46.57	49.08	47.51	51.55